UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-38737

TuanChe Limited

(Exact name of registrant as specified in its charter)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District

Beijing 100038, People’s Republic of China

(86-10) 6399-8902

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

The documents attached as Exhibits 4.1, 4.2, 5.1, 5.2, 8.1, 8.2, 10.1, 10.2 and 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3, as amended, initially filed with the U.S. Securities and Exchange Commission on May 13, 2022 (Registration No. 333-264942) and a prospectus supplement dated November 21, 2022 thereunder, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TuanChe Limited

Date:	November 23, 2022	By:	/s/ Chenxi Yu
			Name:	Chenxi Yu
			Title:	Deputy Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

4.1	Form of Pre-Funded Warrant

4.2	Form of Warrant

5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of Class A ordinary shares of the company

5.2	Opinion of Wilson Sonsini Goodrich & Rosati regarding the enforceability of the Warrants

8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman lslands tax matters (included in Ex 5.1)

8.2	Opinion of Shihui Partners regarding certain PRC tax matters

10.1	Form of Securities Purchase Agreement

10.2	Placement Agent Agreement dated November 21, 2022 between TuanChe Limited and Aegis Capital Corp.

99.1	Consent of Shihui Partners

99.2	Pricing Release